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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: June 30, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   **OTCBB:RYSMF**

NEWS RELEASE
June 30, 2011

ROYAL STANDARD ANNOUNCES ENTRY INTO US$8,000,000 CREDIT FACILITY

Toronto, Ontario – June 30, 2011 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the "**Company**" or "**Royal Standard**") is pleased to announce that it has entered into a secured bridge loan agreement dated June 29, 2011 with Waterton Global Value, L.P. ("**Waterton**") pursuant to which Waterton has agreed to make an US$8,000,000 bridge loan (the "**Credit Facility**") available to the Company. The amounts drawn down under the Credit Facility will incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. The Credit Facility is secured by, amongst other items, the Company's real property assets in Nevada.

The Company may draw down up to US$4,000,000 on the Credit Facility immediately, and may draw down an additional US$4,000,000 upon completing certain operational milestones at the Company's Goldwedge Property located in Nye County, Manhattan, Nevada.

Each of Royal Standard and Waterton intend to convert the Credit Facility into a longer-term gold stream debt facility within the next few months. It is currently contemplated that the maturity date of the gold stream debt facility will be 24 months after it is first entered into by the parties.

The Company is pleased to announce that it plans to use the proceeds of the Credit Facility to pursue an underground drilling program at the Goldwedge Property as a part of a broader program to better develop the mine plan and generally further development. As a matter of first instance, the Company plans to complete the necessary monitoring wells required by the permits for the rapid infiltration basin construction process as a part of the overall new mine dewatering system. In conjunction with broader Project upgrades, the Company is also planning the installation of a larger ball mill. The Company plans to have work on the foregoing, and certain other development items, initiated by mid-July, 2011.

In connection with the Credit Facility, the Company has agreed to pay Waterton a structuring fee, and has also provided Waterton with certain royalty interests relating to its Goldwedge Property. The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company's production.

About Royal Standard

Royal Standard is a natural resource exploration and development company, with its principal mining assets being in Nye County, Nevada. For further information about this release, please contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about completion of the financing facility and current expectations on the timing of the commencement of further project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to

differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding, and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard's business are more fully discussed in the company's disclosure materials filed with the securities regulatory authorities in Canada and the United States and available at www.sedar.com and www.edgar.com and readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

For more information
Please call Roland Larsen (775) 487-2454 or FAX (775) 775-2460 or
Visit our website at www.royalstandardminerals.com